March 22, 2012

United States Securities and Exchange Commission

Division of Corporate Finance

100 F St. NE

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief

Re:	Boomerang Systems, Inc.
Registration Statement on Form S-1
Filed on January 27, 2012
File No. 333-179226

Dear Mr. Mancuso:

The word “initial” in the phrase “initial public offering price” as it appears in the two sentences on the cover page of the prospectus and in the “Plan of Distribution” in the Registration Statement on Form S-1, as amended (“Form S-1”) of Boomerang Systems, Inc. (“Boomerang”) with respect to the price at which the selling security holders will sell the warrants and notes means the price at which the selling security holders will sell the warrants or notes pursuant to the Form S-1. The word “initial” was not meant to imply that the price at which the selling security holders would sell the warrants and notes would change over time, but rather it was intended to imply that following the “initial” sale of a note or warrant by a selling security holders into the public market that such subsequent resale by public security holders would be made at negotiated prices. Boomerang will remove the word “initial” from such phrase as it relates to the warrants and notes both on the cover page and in the “Plan of Distribution” in the final prospectus it will file with the Securities and Exchange Commission under Rule 424 following effectiveness of the Form S-1. Boomerang does not believe that the removal of the word “initial” will change of meaning of sentence as with and without the word “initial” it means the price at which the selling security holders will sell the warrants and notes pursuant to the Form S-1.

Boomerang acknowledges that:

  We are responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission

March 22, 2012

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Scott Shepherd Scott Shepherd Chief Financial Officer Boomerang Systems, Inc.

Cc:	Tom Jones Brad L. Shiffman